C21 Investments Announces Q2 Results

Cash Flow of $4.2 Million Highlights Strong Operating Performance

VANCOUVER, September 24, 2020 - C21 Investments Inc. (CSE: CXXI and OTCQB: CXXIF) ("C21" or the "Company"), a leading vertically integrated cannabis company, today announced unaudited results for its second quarter ended July 31, 2020.

Q2 Highlights: (all currency in U.S. dollars)

(May 1, 2020 to July 31, 2020):

  Revenue of $9.4 million - an increase of 15% over Q1
  Gross Margin of $4.8 million (before fair value adjustments), up 65% from Q1; Gross Margin of 51%
  Adjusted EBITDA1  of $3.0 million; first quarter reporting Positive Adjusted EBITDA1 from Oregon Operations
  Cash Flow from Operations of $4.2 million, an increase of $2.8 million or 200% from Q1
  Income from Operations of $2.5 million (before fair value adjustments)
  Delivered Positive Earnings Per Share

Management Commentary:

Revenue for the second quarter was $9.4 million, an increase of 15% from Q1.  The Nevada retail operations generated a record run-rate for the quarter, up 23% from the previous quarter.  Gross Margin of $4.8 million this quarter represented a 65% improvement from Q1.  This was driven largely by higher sales, lower delivery costs as the business was able to resume in-store operations, and the substantial efficiency gains achieved in the Oregon operations.

Adjusted EBITDA1 was $3.0 million in the quarter - a 32% EBITDA Margin.  In addition to strong revenues, the quarter benefited significantly from the cost reduction efforts over the last 12 months.  Q2 SG&A expenses were down more than 50% from a year ago.  The consolidation and streamlining of the Oregon operations resulted in this segment delivering its first positive adjusted EBITDA quarter.

Cash Flow from Operations of $4.2 million is up 200% from the previous quarter.  For the first six months, Cash Flow from Operations of $5.6 million surpassed the amount generated for the previous fiscal year.

President and CEO, Sonny Newman: "C21 has achieved a critical milestone this quarter as evidenced by the significant cash flow generated and our positive earnings per share.  Our focus and hard work over the last twelve months have paid off and we are now in a strong position to capitalize on the next phase of business growth.  Our Nevada dispensaries continue to impress with the record retail revenue achieved this quarter We are confident in our plans to scale and replicate our highly successful operating model as we continue to advance through the process of finalizing our debt facility."

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1 Adjusted EBITDA is a non-IFRS financial measure, in which IFRS does not prescribe any standard definitions.  As a result, the Company's Adjusted EBITDA included herein is not necessarily comparable to similar measures presented by other issuers.

C21's Nevada operations remained one of the most profitable in the cannabis sector, with the segment delivering $2.6 million in Net Income Before Tax in the quarter. The Nevada dispensaries generated a record $8.5 million in revenue in Q2, a 23% increase from Q1. This includes July as the first month reporting over $3 million in retail sales.

Subsequent to the quarter, the Company continued to pay down its debt, reducing the principal amount of its notes payable by an additional $1.2 million, bringing the year-to-date total to $4.8 million. On August 18th, C21 announced existing director, Bruce Macdonald, as non-Executive Chair of the Board (see corresponding release). During the month of August, the Nevada dispensaries generated their second consecutive month of sales over $3 million.

In September, the wildfires damaged the outdoor farm in Oregon. Although the property was protected by a fire break, the plants experienced extreme heat and smoke damage. While the harvest will likely produce no saleable cannabis as flower, it is anticipated that value will be captured through extraction of the biomass, the amount of which is undetermined at this time. The biological assets were valued at $288,446 as at July 31, 2020. The Company will recognize any loss related to the damaged crop during the three months ended October 31, 2020.

	FYE 2021
(US$ 000's)	Q2	Q1	Six Months ended July 31 31st
	$ 9,367	$ 8,146	$ 17,512
Cost of Sales	4,609	5,237	9,846
Gross Profit (before FV adjustments)	4,758	2,909	7,666
GM%	51%	36%	44%
Total Expenses	2,258	2,366	4,624
Income from Operations (before FV adjustments)	2,500	542	3,042
Income and Comprehensive Income	329	(1,660)	(1,331)
Basic and Diluted Income per Share	0.00	(0.02)	(0.01)
Adjusted EBITDA[1]	3,003	926	3,929

ADJUSTED EBITDA	Three Months ended July 31		Six Months ended July 31
	2020	2019	2020	2019

Income (loss) from operations	1,747,223	(1,300,612)	2,618,645	(2,532,965)

Net impact, fair value on biological assets	752,779	1,358,746	423,833	1,811,682
Depreciation and amortization	607,042	889,470	1,095,994	1,936,021
Share based compensation	27,051	60,685	62,801	245,265
Less: rent classified as lease amortization, included in depreciation and amortization	(130,940)	(108,250)	(271,790)	(216,500)
Adjusted EBITDA	3,003,155	900,039	3,929,483	1,243,503

Media contact:	Investor contact:
Skyler Pinnick	Michael Kidd
Chief Marketing Officer and Director	Chief Financial Officer and Director
Sky.Pinnick@cxxi.ca	Michael.Kidd@cxxi.ca
+1 833 BUY-CXXI (289-2994)	+1 833 BUY-CXXI (289-2994)

About C21 Investments Inc.

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include the Company's positioning in the United States cannabis industry, the ability of the Company's Oregon operations to maintain positive adjusted EBITDA and the continued benefit of asset integration in Oregon, the ability of the Company's Nevada retail locations to operate at record run rates, the performance of the Company's operations generally, and specifically its Nevada retail operations, during the pendency of the COVID-19 pandemic, the continued profitability of the Company's Nevada operations as a standout in the cannabis sector, the Company's ability to continue to service its debt through operating cash flows, the Company's ability to pursue growth opportunities and generate future growth for the Company by scaling and replicating its profitable model in Nevada, the ability of the Company to finalize a debt financing, the outcome of the Company's Southern Oregon harvest due to September wildfires and crop damage, the performance of the Company's brands and the continued demand for cannabis products, and the nature and extent of the impact of the COVID-19 pandemic.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company, including the ability of the Company to restructure its secured debt and to service its restructured debt. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the consequences of not restructuring its secured debt, the ability to service its debt, if restructured, risks and uncertainties arising from the impact of the COVID-19 pandemic on the Company's operations, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof, and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.